February 21, 2007

BY EDGAR

Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
Division of Corporation Finance
Securities and Exchange Commission
Washington, D.C. 20549
United States

RE: Comment Letter - AXA Annual Report on Form 20-F for the Fiscal Year Ended December 31, 2005 (“2005 Form 20-F”); File No. 001-14410

Dear Mr. Rosenberg,

We acknowledge receipt of your comment letter dated February 12, 2007 relating to AXA’s 2005 Form 20-F.

As discussed with Ibolya Ignat of the Staff, we submit this letter as confirmation that we intend to respond to your comments on or before March 31, 2007.

Please do not hesitate to contact me directly on +33 1 40 75 7275 or by email at georges.stansfield@axa.com if you have any questions or if I can be of any further assistance.

Yours sincerely,

/s/ George H. Stansfield
Senior Vice President
and Group General Counsel